

June 21, 2010

Mr. Adrian Sarbu
President and Chief Executive Officer
Central European Media Enterprises Ltd.
Mintflower Place, 4th Floor
8 Par-La-Ville Rd.
Hamilton, Bermuda HM 08 Bermuda

> **RE: Central European Media Enterprises Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2010**
> **File No. 000-24796**

Dear Mr. Sarbu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement

1.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

<u>Compensation Discussion and Analysis, page 14</u>

2.   We note that one of the company performance measures under the annual incentive plans is EBITDA. Since your definition of EBITDA differs from the definition derived from the acronym, in future filings please label this non-GAAP measure as adjusted EBITDA or some other descriptive label. In addition, disclose how this non-GAAP financial measure is calculated from your audited financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director